Ruskin Moscou Faltischek P.C.
1425 RXR Plaza
Uniondale, NY  11556
(516) 663-6600

January 27, 2012

VIA EDGAR

United States Securities and
Exchange Commission
Washington, D.C.  20549
Attn: Mr. Ryan Rohn

Re:          Premier Alliance Group, Inc.
Form 8-K, Item 4.02
Filed January 20, 2012
File No. 000-50502

Dear Mr. Rohn:

This letter is in response to the SEC comment letter of January 27, 2012 regarding the above-referenced Form 8-K.

Form 8-K, Item 4.02

1.	Please revise your filing to indicate the date of the conclusion regarding the non-reliance of the financial statements. Refer to Item 4.02(a)(1) of Form 8-K.

The Company acknowledges and agrees with the Staff’s comments.  An amended Form 8-K has been filed with the Commission as of January 27, 2012 to add the date the conclusion regarding the non-reliance was reached.

The Company would also like to confirm the following to the Commission

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if you have any questions or comments concerning the foregoing.

Sincerely,

/s/

STUART M. SIEGER For the Firm